UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia” or “Company”), announces to its shareholders and the market in general that, in the Board of Directors’ meeting held on this date, the Board Members were informed about Mr. Lorival Nogueira Luz Jr.’s resignation to the position as Chief Financial and Investor Relations Officer and to the other positions occupied in the controlled companies of the Group, according to his Resignation Letter addressed to the CEO, elucidating that his decision is due to a new professional challenge in his life.

The Board of Directors and the CEO expressed their gratitude to Mr. Lorival for his dedication and contribution to the Company during the term he served in this position, wishing him success in his new role.

The Board of Directors appointed, on this date, Mr. Gustavo Estrella to serve as Chief Financial and Investor Relations Officer, in complement to the mandate term of this position. Mr. Gustavo has a 15-year experience in the financial area, especially financial planning, M&A and investor relations, and has been with the Company for the last 12 years, having served as Financial Planning Manager, Investor Relations Officer, and more recently, Controllership and Planning Director.

São Paulo, February 27, 2013.

CPFL ENERGIA S.A.

Wilson Ferreira Jr.

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 27, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.